                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              (Amendment No. 1)(1)


                                Wyant Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    982855108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michele Beauchamp, Esq.
                               Perkins Papers Ltd.
                          77, Marie-Victorin Boulevard
                                 Candiac, Quebec
                                 J5R 1C3 Canada
                            Telephone: (450) 444-6400

                                   COPIES TO:
                             Sandy K. Feldman, Esq.
                              Feldman & Associates
                               10 East 40th Street
                               New York, NY 10016
                            Telephone: (212) 481-3700
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 October 26, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of    Pages)

-----------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 982855108              SCHEDULE 13D                  Page  of   Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Cascades Inc.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                 AF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Quebec

-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                              0


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES                     2,594,685*
BENEFICIALLY
  OWNED BY
                        --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING                   0
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              2,594,685*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,594,685*
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / /


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              72%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            CO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-------------------------------------------------------------------------------

CUSIP No.  982855108              SCHEDULE 13D                  Page  of   Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Perkins Papers Ltd.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) /X/
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                         BK
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada

-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  2,594,685*
  OWNED BY
                        --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     0
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              2,594,685*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,594,685*
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / /


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              72%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            CO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-------------------------------------------------------------------------------

CUSIP No.  982855108              SCHEDULE 13D                  Page  of   Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Perkins Acquisition Corp.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                 AF
-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

-------------------------------------------------------------------------------
7     SOLE VOTING POWER

                              0

                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  2,594,685*
  OWNED BY
                        --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     0
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              2,594,685*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,594,685*
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / /


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              72%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            CO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-------------------------------------------------------------------------------


                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

    The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meanings ascribed to them in the initial filing of the Schedule 13D dated September 11, 2000.

Item 4. Purpose of Transaction.

   On August 30, 2000, Parent, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by Parent at a price of $4.00 per share in cash, which will be effected by (i) a tender offer (the "Offer") by Purchaser for all of the issued and outstanding Shares (other than the Shares owned by Parent, Purchaser or the Issuer or any subsidiary of Parent or the Issuer, and (ii) a merger of Purchaser with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

   On August 30, 2000, Parent and Purchaser entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with certain shareholders of the Issuer consisting of James A. Wyant and certain members of his family (the "Wyant Family Shareholders"). Pursuant to the Stock Purchase Agreement, on the terms set forth therein, each of the Wyant Family Shareholders has agreed, among other things, (i) to tender and not withdraw his or her Shares in the Offer, which in the aggregate consist of 1,261,352 Shares; (ii) not to transfer control over his or her Shares or any interest therein to any person; and (iii) to vote his or her Shares in favor of the Merger Agreement and the Merger at any meeting of the Issuer's shareholders called for that purpose.

   In addition, pursuant to the Stock Purchase Agreement, on the terms set forth therein, James A. Wyant will sell to Parent, at the time Purchaser purchases the Shares pursuant to the Offer, all of the Class E Exchangeable Preferred Stock ("Exchangeable Preferred Stock") of Wood Wyant Inc., a wholly owned subsidiary of the Issuer ("Wood Wyant"), owned directly or indirectly by him, consisting of 1,333,333 shares of Exchangeable Preferred Stock, which are exchangeable, on demand and without additional consideration, for Shares on a one-for-one basis, at the same purchase price of $4.00 per share of such Preferred Stock as will be paid to the holders of Shares pursuant to the Offer. James A. Wyant has also agreed in the Stock Purchase Agreement not to transfer control over the Exchangeable Preferred Stock or any interest therein to any person.

   The Stock Purchase Agreement is attached as Exhibit 2.

   As of August 30, 2000, the Wyant Family Shareholders beneficially owned in aggregate 2,594,685 Shares (as determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934), representing 72% of the aggregate of the 2,270,617 Shares then outstanding, plus the 1,333,333 Shares exchangeable for the Exchangeable Preferred Stock.

         AMENDMENT OF STOCK PURCHASE AGREEMENT TO RESOLVE ISSUE OF "POTENTIAL ACCOUNTING IRREGULARITIES" AT THE ISSUER'S SUBSIDIARY

           THE STUDY BY THE PERKINS COMPANIES AND ITS CONCLUSION

            Following the announcement by the Issuer (hereinafter, sometimes, the "Company") in its October 2, 2000 press release and subsequent filings with the SEC of "potential accounting irregularities" at its IFC Disposables, Inc. subsidiary, Parent and the Purchaser (hereinafter, sometimes, the "Perkins Companies") extended the expiration of the Offer and Parent announced in its October 3 press release that

                  Perkins is currently studying the potential impact of this information on its tender offer announced on August 30, 2000, and commenced on September 8, 2000, for all outstanding shares of the common stock of Wyant Corporation. Once this study is completed, Perkins will promptly announce its effect, if any, on the tender offer.

            This study, which has included discussions with the Company and Mr. Wyant, has now been concluded. During the pendency of the study and discussions the Perkins Companies have extended the expiration of the Offer four times. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, November 13, 2000. Parent and the Purchaser have concluded that the "potential accounting irregularities" should result in a reduction in the overall acquisition cost to Parent and the Purchaser of more than $1 million. The Company has argued against this conclusion and in support of maintaining the $4.00 per Share price to be paid to all holders of the Company's Shares.

                      AMENDMENT TO STOCK PURCHASE AGREEMENT

            In order to provide the reduced cost to Parent and the Purchaser, while at the same time maintaining the $4.00 per Share price to be paid to all holders of the Company's Shares, the parties have agreed to amend the Stock Purchase Agreement to reduce the purchase price paid to Mr. Wyant for his Preferred Stock to $3.51 per share. The parties have also agreed to amend Mr. Wyant's employment agreement to reduce the amounts to be paid to him thereunder as a result of the change in control resulting from the closing of the Offer. This would result in an aggregate Preferred Stock purchase price reduction of approximately $650,000 (1,333,333 shares of Preferred Stock at $3.51 rather than $4.00), and an employment contract payment reduction of approximately $91,000 (C$130,000), for an aggregate reduced cost to the Perkins Companies of approximately $741,000.

            The foregoing amendment to the Stock Purchase Agreement and Mr. Wyant's Employment Agreement has been effected by a letter agreement among the parties, dated October 26, 2000 (the "Letter Agreement").

            The Letter Agreement is attached as Exhibit 3.

            The amendment to the Stock Purchase Agreement comes within the provisions of Rule 14e-5 under the Securities Exchange Act of 1934, as amended, which, among other things, prohibits any offeror in any tender offer, and any person acting on behalf of the offeror, from directly or indirectly purchasing or arranging to purchase any subject securities or any "related securities" other than pursuant to the tender offer. This prohibition applies from the time the tender offer is publicly announced until the tender offer expires. A "related security" is defined in Rule 14e-5(c)(6) to include "securities[, such as the Preferred Stock,] that are immediately convertible into, exchangeable for, or exercisable for subject securities."

            Although the Stock Purchase Agreement, prior to amendment, is excepted from the prohibitions of Rule 14e-5 by the exception contained in Rule 14e-5(b)(7) ("Purchases Pursuant to Contractual Obligations"), the amendment effected by the Letter Agreement during the pendency of the Offer brings the Stock Purchase Agreement within the prohibitions of the Rule. Therefore, Parent and the Purchaser requested of the SEC "no action" or exemptive relief to the effect that the Stock Purchase Agreement, as amended by the Letter Agreement, will not violate Rule 14e-5. On
      November 3, 2000 Parent and the Purchaser received such relief.

Item 7. Material to be Filed as Exhibits.

   The following documents are being filed as exhibits to this statement and are each incorporated herein by reference:

   Exhibit 1 - Agreement and Plan of Merger, dated as of August 30, 2000, by and among Perkins Papers Ltd., Perkins Acquisition Corp. and Wyant Corporation.*

   Exhibit 2 - Stock Purchase Agreement, dated August 30, 2000, by and among Perkins Papers Ltd., Perkins Acquisition Corp., James A. Wyant, John Derek Wyant, Lynne Ellen Emond and the Estate Of Gerald W. Wyant.*


   Exhibit 3 - Letter Agreement dated October 26, 2000 among Parent, the Purchaser, the Company and the Wyant Family Shareholders amending the Stock Purchaser Agreement.**



   Exhibit 4 - Joint Filing Agreement, dated as of September 11, 2000, by and among Cascades Inc., Perkins Papers Ltd. and Perkins Acquisition Corp.***


*Incorporated by reference to the Tender Offer Statement on Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on September 8, 2000.


** Incorporated by reference to Exhibit (d)(4) of Amendment No. 8 to the Tender Offer Statement on Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on November 6, 2000.

*** Incorporated by reference to Exhibit 3 of the Schedule 13D of Cascades Inc., Perkins Papers Ltd. and Perkins Acquisition Corp. filed with the Securities and Exchange Commission on September 11, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CASCADES INC.

                                          By:  /s/ Laurent Lemaire
                                             -----------------------------------
                                          Name:  Laurent Lemaire
                                          Title: President and Chief Executive
                                                 Officer


                                          Date:  November 7, 2000

                                          PERKINS PAPERS LTD.

                                          By:  /s/ Suzanne Blanchet
                                             -----------------------------------
                                          Name:  Suzanne Blanchet
                                          Title: President and Chief Executive
                                                 Officer

                                          Date:  November 7, 2000



                                          PERKINS ACQUISITION CORP.

                                          By:  /s/ Suzanne Blanchet
                                             -----------------------------------
                                          Name:  Suzanne Blanchet
                                          Title: President

                                          Date:  November 7, 2000





                                       9